MULTIMEDIA SHAREHOLDERS APPROVE MERGER WITH GANNETT


GREENVILLE, S. C. -- November 15, 1995 -- Multimedia, Inc. announced today that its shareholders had approved the Merger Agreement with Gannett Co., Inc. at its special meeting of shareholders held today. Multimedia indicated that holders of approximately 75.8% of its outstanding shares had voted in favor of the Merger Agreement. Under the terms of the merger, Multimedia would become a subsidiary of Gannett and holders of Multimedia common stock would receive $45.25 in cash, without interest, subject to adjustment if the company's debt at December 31, 1995 exceeds a specified level. Multimedia said that it does not currently expect there to be any adjustment of the purchase price.

The Company noted that the consummation of the merger remains subject to approval by the Federal Communications Commission (FCC). Under the Merger Agreement, the closing of the merger is to occur within two business days following satisfaction of all conditions to such closing. The company currently expects the closing to take place within two business days following approval by the FCC.

Multimedia, Inc.  is a diversified media company headquartered in Greenville,
S. C., which publishes 10 daily and 49 non-daily newspapers; owns and operates five television and two radio stations; operates more than 150 cable television franchises in five states; monitors approximately 82,000 security alarm subscribers; and produces and syndicates quality television programming, including DONAHUE; SALLY JESSY RAPHAEL; JERRY SPRINGER; RUSH LIMBAUGH, THE TELEVISION SHOW; AND NEWSTALK TELEVISION, a nationally distributed news-based cable service.

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Contact:  Alan D. Austin
          Treasurer
          (803)298-4407